Exhibit 7.2

MTR Corporation Limited

Computation of

Ratio of Debt to Shareholders’ Equity

Based on US GAAP

(Expressed in millions of HK$)

	As of December 31
	2000	2001	2002	2003	2004
Loans, obligations under finance leases and bank overdrafts (A)	27,152	31,745	34,793	32,906	30,711
Shareholders’ equity (B)	41,322	44,870	46,942	47,534	50,480
Ratio of Debt to Shareholders’ Equity (A)/(B)	0.66	0.71	0.74	0.69	0.61